                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2002

Commission File Number 1-16463

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

            PEABODY HOLDING COMPANY, INC. EMPLOYEE RETIREMENT ACCOUNT
--------------------------------------------------------------------------------

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

    701 MARKET STREET, ST. LOUIS, MISSOURI                      63101-1826
--------------------------------------------------------------------------------
   (Address of principal executive offices)                     (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Auditors..................................................          1

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2002 and December 31, 2001....................................          2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2002 and 2001.....................................          3

     Notes to Financial Statements..............................................          4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..................         10

Signatures......................................................................         12

Exhibit Index...................................................................         13

Exhibit 23 - Consent of Independent Auditors....................................         14

Exhibit 99.1 - Certification of Periodic Financial Reports......................         15

                         Report of Independent Auditors

The Employee Retirement Account Committee
Peabody Holding Company, Inc.

We have audited the accompanying statements of net assets available for benefits of Peabody Holding Company, Inc. Employee Retirement Account as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      /s/ ERNST & YOUNG LLP
                                                      ---------------------
                                                      Ernst & Young LLP

St. Louis, Missouri
May 16, 2003

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                 Statements of Net Assets Available for Benefits
                                 (In Thousands)

                                                     DECEMBER 31
                                                 2002           2001
                                              -------------------------
ASSETS
Investments, at fair value:
  Investments in mutual funds                 $  111,385     $  134,783
  Investment in common/collective trust           84,965         78,113
  Investment in Peabody Energy Stock Fund            449            243
  Participant notes receivable                     8,303          8,359
                                              -------------------------
Total investments                                205,102        221,498

Receivables:
  Employer contributions                             793          2,232
                                              -------------------------
Net assets available for benefits             $  205,895     $  223,730
                                              =========================

See accompanying notes.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

           Statements of Changes in Net Assets Available for Benefits
                                 (In Thousands)

                                                               YEAR ENDED DECEMBER 31
                                                                2002           2001
                                                              ------------------------
ADDITIONS
Interest and dividends                                        $   6,650      $   7,240
Net realized and unrealized depreciation of investments         (30,041)       (20,881)
                                                              ------------------------
Net investment loss                                             (23,391)       (13,641)
                                                              ------------------------
Contributions:
 Employee                                                        13,660         12,638
 Employer                                                         6,713         10,645
 Rollover                                                           499            582
                                                              ------------------------
Total contributions                                              20,872         23,865
                                                              ------------------------
Transfers from other plans                                           32              -
                                                              ------------------------

Total additions                                                  (2,487)        10,224
                                                              ------------------------
DEDUCTIONS
Withdrawals by participants                                     (15,338)       (17,026)
Administrative expenses                                             (10)           (13)
                                                              ------------------------
Total deductions                                                (15,348)       (17,039)
                                                              ------------------------

Net decrease in net assets available for benefits               (17,835)        (6,815)
Net assets available for benefits at beginning of year          223,730        230,545
                                                              ------------------------

Net assets available for benefits at end of year              $ 205,895      $ 223,730
                                                              ========================

See accompanying notes.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                          Notes to Financial Statements

                     Years Ended December 31, 2002 and 2001

1. DESCRIPTION OF THE PLAN

The following description of the Peabody Holding Company, Inc. (the Company) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. The Plan was amended and restated effective April 1, 1999.

GENERAL

The Plan is a defined contribution plan, and participation in the Plan is voluntary. All salaried employees of the Company and certain of its participating subsidiary companies as well as the salaried employees of participating affiliated companies (collectively referred to as the "Employer") are eligible for participation on the date of their employment or at any time afterward. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to invest among several mutual funds and common/collective trusts. Effective October 2001, the Plan allows participants to invest in the Peabody Energy Stock Fund, as a result of Peabody Energy Corporation's initial public offering of common stock in May 2001. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year, participants may contribute from 2% to 50% of pretax or after-tax annual compensation, as defined in the Plan. Prior to April 1, 2002, participants could contribute up to 16% of pretax or after-tax annual compensation, as defined in the Plan. Participants who were employees of Powder River Coal Company could contribute up to 19% of pretax or after-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

The Company makes matching contributions of an amount equal to 100% on the first 3% of base pay and 75% on the next 4% of base pay that a participant contributes to the Plan. For participants who are employed by Powder River Coal Company, the Company makes matching contributions of an amount equal to 50% of the first 6% of compensation that a participant contributes to the Plan. Prior to August 1, 2002, for participants who were employed by Patriot Coal Company, the Company made matching contributions of an amount equal to 50% of the first 4% of compensation that a participant contributed to the Plan.

Employees direct the investment of Company contributions. All contributions are subject to certain limitations.

Effective April 1, 1999, the Company's Board of Directors set desired minimum and maximum performance targets that will require the Company to pay into the account of each active employee of the Company and its participating subsidiaries and affiliates an amount between 0% and 4% of the employee's base salary as of the end of the fiscal year.

Effective January 1, 2002, if the Company does not meet the minimum performance targets set by the Board for the Company's fiscal year, the Board may authorize the Company to contribute to the Plan a discretionary amount.

In July 2001, the Company changed its fiscal year-end from March 31 to December
31. This change was first effective with respect to the nine months ended December 31, 2001. The Plan's year-end of December 31 remained unchanged.

During the 2002 plan year, a receivable of approximately $0.8 million was recorded, which represented a discretionary contribution of 1% of eligible employees' salaries for the year ended December 31, 2002. During the 2001 plan year, a performance contribution of approximately $2.8 million was made, which represented 4% of eligible employees' salaries for the fiscal year ended March 31, 2001, and a receivable of approximately $2.2 million was recorded, which represented 3% of eligible employees' salaries for the nine months ended December 31, 2001.

FORFEITED ACCOUNTS

Employer contributions are reduced by forfeitures of nonvested amounts. The forfeiture credits amounted to $58,486 and $26,689 for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002, $55,038 of the current year forfeiture credits were unapplied.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made. Principal and interest is paid ratably through payroll deductions. Effective October 1, 2002, loan fees are paid by participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or a combination of the two. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may also elect to receive a lump-sum distribution from their after-tax account.

Participants who have attained the age of 59 1/2 have the right to receive part or all of their vested account balance upon request. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of their accounts is based on years of continuous service or when the participant attains the age of 62, whichever occurs first. Employer matching contributions and earnings thereon become vested based upon years of service (25% per year after two years of service with 100% vesting after five years) with the Company. Employer performance contributions, if any, are 100% vested immediately.

PLAN TERMINATION

The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants' accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.

ADMINISTRATIVE EXPENSES

All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3. INVESTMENTS

The Plan's investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                  2002             2001
                                               ---------------------------
                                                      (In Thousands)
Mutual funds                                   $  (30,368)      $  (20,927)
Peabody Energy Stock Fund                             327               46
                                               ---------------------------
                                               $  (30,041)      $  (20,881)
                                               ===========================

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the fair value of the Plan's net assets at December 31 are as follows:

                                             2002            2001
                                           -------------------------
                                                (In Thousands)
Mutual funds:
  Vanguard 500 Index Fund                  $  36,822      $   47,842
  Vanguard PRIMECAP Fund                      14,933          20,163
Common/collective trust:
  Vanguard Retirement Savings Trust           84,965          78,113

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated September 29, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                              Supplemental Schedule
                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                             Employer ID #13-2871045
                                    Plan #003

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                 DESCRIPTION OF
      IDENTITY OF ISSUE                          INVESTMENT TYPE               CURRENT VALUE
--------------------------------------------------------------------------------------------
AIM Premier Equity Fund*                   46,815 shares of mutual fund         $   351,583
Ariel Growth Fund*                         26,892 shares of mutual fund             947,686
Baron Asset Fund*                          2,991 shares of mutual fund              102,952
Deutsche International Equity Fund*        36 shares of mutual fund                     569
Fidelity Equity-Income II Fund*            10,245 shares of mutual fund             178,158
Fidelity Blue Chip Growth Fund*            15,305 shares of mutual fund             488,840
Gabelli Growth Fund*                       23,677 shares of mutual fund             449,632
Harbor Capital Appreciation*               34,858 shares of mutual fund             704,473
Janus Fund*                                101,638 shares of mutual fund          1,811,195
Janus Worldwide Fund*                      39,759 shares of mutual fund           1,277,459
Lazard Small Cap Portfolio                 32,776 shares of mutual fund             459,845
Managers Special Equity Fund*              5,100 shares of mutual fund              280,908
Oppenheimer Quest Value                    4,889 shares of mutual fund               73,929
Putnam Int'l Growth A*                     23,529 shares of mutual fund             386,118
Sound Shore Fund*                          3,844 shares of mutual fund               99,207
T. Rowe Price Mid-Cap Growth*              21,482 shares of mutual fund             666,805
T. Rowe Science & Technology Fund*         227,052 shares of mutual fund          2,822,251
T. Rowe Price Small-Cap Stock*             16,165 shares of mutual fund             347,557
Vanguard 500 Index Fund*                   453,746 shares of mutual fund         36,821,500
Vanguard Explorer Fund*                    174,633 shares of mutual fund          7,944,071
Vanguard Extend Mkt Index Fund*            35,173 shares of mutual fund             659,144
Vanguard GNMA Fund*                        129,579 shares of mutual fund          1,392,977
Vanguard High-Yield Corp.*                 51,123 shares of mutual fund             300,601
Vanguard Int'l Growth Fund*                305,046 shares of mutual fund          3,709,363
Vanguard LifeSt Conserv Growth*            572,007 shares of mutual fund          7,333,128
Vanguard LifeSt Growth Fund*               342,016 shares of mutual fund          4,911,343
Vanguard LifeSt Income Fund*               55,052 shares of mutual fund             678,245
Vanguard LifeSt Moderate Growth*           313,686 shares of mutual fund          4,350,825
Vanguard LT Bond Index*                    71,777 shares of mutual fund             837,632
Vanguard LT Treasury Fund*                 91,319 shares of mutual fund           1,073,907
Vanguard PRIMECAP Fund*                    386,258 shares of mutual fund         14,932,717

                              Supplemental Schedule
                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                             Employer ID #13-2871045
                                    Plan #003

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

                                December 31, 2002

                                                    DESCRIPTION OF
     IDENTITY OF ISSUE                              INVESTMENT TYPE               CURRENT VALUE
------------------------------------------------------------------------------------------------
Vanguard REIT Index Fund*                  73,677 shares of mutual fund                  872,332
Vanguard Sm-Cap Index Fund*                19,583 shares of mutual fund                  306,665
Vanguard Total Bond Mkt Index*             507,631 shares of mutual fund               5,269,205
Vanguard Total Stock Mkt Index*            23,323 shares of mutual fund                  468,094
Vanguard U.S. Growth*                      101,579 shares of mutual fund               1,225,044
Vanguard Windsor Fund*                     460,065 shares of mutual fund               5,520,782
Vanguard Windsor II Fund*                  63,879 shares of mutual fund                1,328,679
Vanguard Retirement Savings Trust*         84,964,569 shares of common/
                                             collective trust                         84,964,569
Peabody Energy Stock Fund*                 36,439 units of stock fund                    448,565
Various participants                       Participant loans, interest rates
                                             from 4.65% to 9.5%, maturities
                                             through 10/16/2012                        8,303,368
                                                                                       ---------

                                                                                  $  205,101,923
                                                                                  ==============

* Parties-in-interest.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Peabody Holding Company, Inc. Employee Retirement Account has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                              Peabody Holding Company, Inc.
                                              Employee Retirement Account

Date: June 20, 2003                      By:  /s/ SHARON D. FIEHLER
                                             -----------------------------------
                                              Sharon D. Fiehler

                                              Peabody Energy Corporation
                                              Executive Vice President,
                                              Human Resources & Administration

                                  EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
  No.                      Description of Exhibit
-------                    ----------------------
  23       Consent of Ernst & Young LLP, Independent Auditors

 99.1 Certification of the December 31, 2002 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer of the Plan and Principal Financial
           Officer of the Plan.